Exhibit 1.01

Conflict Minerals Report

This is the Conflict Minerals Report for Vascular Solutions, Inc. (“Vascular Solutions”, “we” or “our”) for the reporting period from January 1, 2014 to December 31, 2014, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934.

Company Background

Vascular Solutions is focused on brining clinically advanced solutions to interventional cardiologists, interventional radiologists, electrophysiologists, and vein practices worldwide.  Our product portfolio includes a broad spectrum of over 90 products consisting of over 600 stock keeping units covering a wide array of blood clotting devices, extraction catheters, access catheters, guide catheters, micro-introducer kits, guidewires, snare and retrieval devices, reprocessing service for radiofrequency catheters, and endovenous laser and procedure kits for the treatment of varicose veins.  Certain of our products or their components such as guidewires, needles, marker bands, metal fasteners and electronic components may contain one or more of the conflict minerals (as defined in Form SD).

Conflict Minerals Due Diligence

Vascular Solutions has taken a multiphase approach to exercising due diligence on the source and chain of custody of conflict minerals contained in our products.  For our Conflict Minerals Report for calendar year 2013, the initial year of reporting, our product engineers reviewed each of our products to determine whether the product or any of its components potentially includes a conflict mineral necessary to the functionality or production of the product.  Our product engineers also identified the vendor or vendors of each product or component that potentially includes such a conflict mineral.  We sent a Conflict Minerals Questionnaire (“Questionnaire”) adapted from the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative Conflict Minerals Reporting Template to each of the vendors identified as being a source of a product or component potentially including a conflict mineral.

The Questionnaire identified the products or components purchased from the vendor by Vascular Solutions and inquired as to whether each contained a conflict mineral necessary to its function or production.  No further information was requested for products or components that did not contain a conflict mineral necessary to their function or production.  Vendors were requested to complete the remainder of the Questionnaire for products or components that contain a conflict mineral necessary to their function or production.  If, based on the response to the Questionnaire, we had no reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country (as defined in Form SD), no further information was requested from the vendor.  If, based on the vendor responses to the Questionnaire, we were informed or had reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country, we made further inquiries to the vendor on its sources and the chain of custody of the conflict minerals.

For this Conflict Minerals Report for calendar year 2014, we made no further inquiries of vendors that indicated in their response to our Questionnaire for 2013 that their products did not contain conflict minerals as long as there were no changes to the specifications of those products.  For vendors that indicated in their response to our Questionnaire for 2013 that their products do contain conflict minerals, we sent them a copy of their original response to our Questionnaire and any follow-up communications and asked them to verify or update their original responses.

For new products or components and changes to products or components, we adopted a procedure that requires the person who establishes the part number for the new product or component, or changes the specification for a product or component, to identify whether the new or modified product or component may contain a conflict mineral.  If so, we send the relevant vendor a Questionnaire.  If, based on the vendor’s responses to the Questionnaire, we are informed or have reason to believe that the new or revised product or component contains a conflict mineral and its source was the Democratic Republic of the Congo or an adjoining country, we make further inquiries to the vendor on its sources and the chain of custody of the conflict minerals.

Results of Conflict Minerals Due Diligence

For our 2013 Conflict Minerals Report, our product engineers identified 647 products or components from 36 vendors that potentially contain conflict minerals.  A Questionnaire was sent to each of those 36 vendors.  We received responses from 33 vendors, representing 91.7% of the vendors to whom we sent Questionnaires.  The 33 vendors who responded to the Questionnaires supplied 642, or 99.2%, of the products or components that we identified as potentially containing conflict minerals.  The responses from 19 vendors covering 549 products or components indicated that the products or components did not contain conflict minerals.

For the remaining products and components on which we performed due diligence for our 2013 Conflict Minerals Report, based on the disclosure of the vendors that responded to our Questionnaires and to the extent that we received confirmation of the continued accuracy of their initial disclosures, we have no reason to believe the products or components that we purchase from such vendors contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country, except as disclosed below.

Two vendors have failed to respond to any of our Questionnaires despite our repeated attempts to cause them to do so.  We purchase the following four products from those vendors: three versions of the Flamingo™ inflation device, and the Veinsite® vein viewing headset.   Because the vendors made no response to the Questionnaire, we do not know whether the products supplied by the vendors in fact contain a conflict mineral, and if so, the facilities used to produce such conflict mineral or the country of origin of such conflict mineral.  Based on the volume of purchases from the vendors that failed to respond to the Questionnaire, we believe that there is no more than a remote risk that any conflict minerals contained in the products or components that we purchase from such vendors benefit armed groups (as defined in Form SD).  Nevertheless, we will continue our efforts to have such vendors respond to the Questionnaire and will consider additional actions based on such vendors’ responses.

Two vendors responded to our Questionnaire, but despite repeated requests did not provide complete information.  We purchase the following products and components from those vendors: the Klein Pump® infiltration pump and accessories, and needles and valve products used as components in our micro-introducer kits and other products.   Based on the volume of our purchases of Klein Pump infiltration pump and accessories, we believe that there is no more than a remote risk that any conflict minerals contained in those products benefits armed groups. The vendor of the needles and valve products used as components in our micro-introducer kits and other products reported in a Form SD that it filed in 2014 with the Securities and Exchange Commission that the vast majority of its vendors that responded to its inquires and due diligence requests indicated that their product did not originate in the Democratic Republic of the Congo or adjoining countries or originated from smelter facilities providing such minerals as being “conflict free,” as determined by programs such as the Conflict Free Smelter Program of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative.  However, the vendor indicated that because not all of its suppliers had adequately responded to its inquires, it could not determine the precise origin of all of the conflict minerals contained in or utilized in the manufacture of its products.  The vendor did not inform us which of its products contain conflict minerals, or the source of those minerals.  We will continue to try to obtain more information from vendors that gave incomplete responses to our Questionnaire and will consider additional actions based on such vendors’ responses.

One vendor, from which we purchase one product, a monitor assembly, reported that it uses tin (a conflict mineral) obtained from Malaysia Smelting Corporation in its products.  The vendor provided the following information about Malaysia Smelting Corporation:

The website of Malaysia Smelting Corporation publicly states:  “Currently between 15-20% of the tin we produce is sourced from predominantly artisanal miners in Central Africa. The majority of the smelter intake from Central Africa is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognised conflict areas of Eastern DRC.”  Malaysia Smelting Corporation has been audited by the Conflict-Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program (CFSP) and validated as compliant.

Based on the disclosure regarding Malaysia Smelting Corporation, we believe that no mitigation is needed related to the risk that tin purchased by our vendor from Malaysia Smelting Corporation benefits armed groups.

In addition to the products and components that we identified related to our 2013 Conflict Minerals Report as potentially containing conflict minerals, we identified three vendors of four new products or components that may contain conflict minerals and send a Questionnaire to each of the vendors.  Two of the vendors covering one product or component each indicated that their product or component did not include a conflict mineral.  Based on the disclosure of the other vendor to our Questionnaire, we have no reason to believe the products or components that we purchase from such vendor contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country.